UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 17 November 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
NASDAQ Share code: HMY
ISIN: ZAE000015228

DEALING IN SECURITIES BY DIRECTORS

Dealing in securities by directors of Harmony Gold Mining
Company Limited ("the Company").

The incentives/shares are allocated to directors on the 15th
of November in line with the provisions of the Harmony 2006
Share Plan.

In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of the JSE Limited ("Listings Requirements"),
the following information is disclosed:

1.	Name of director:	GP Briggs (Chief Executive Officer)
	Company:	Harmony Gold Mining Company Limited
	Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
	Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares, Restricted Shares and Matching Performance Shares vest after three years.
	Date:	15 November 2011

	Class of securities:	Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
	Strike price:	R104,79
	Number of Share Appreciation Rights allocated:	11,676
	Number of Performance Shares allocated:	60,921
	Number of Restricted Shares:	15,000
	Number of Matching Performance Shares:	3,000
	Nature and extent of director's Interest:	Direct beneficial
2.	Name of director:	HO Meyer (Financial Director)
	Company:	Harmony Gold Mining Company Limited
	Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
	Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares, Restricted Shares and Matching Performance Shares vest after three years.

Date: 15 November 2011

Class of securities: Share Appreciation
                               Rights, Performance
                               Shares, Restricted
                               Shares and Matching
                               Performance Shares

Strike price: R104,79

Number of Share Appreciation
Rights allocated: 5,963

Number of Performance Shares
allocated: 19,446

Number of Restricted Shares: 10,000

Number of Matching
Performance Shares: 2,000

Nature and extent of
director's Interest: Direct beneficial

3. Name of director: HE Mashego (Executive
                               Director)

    Company: Harmony Gold Mining
                               Company Limited

    Nature of transaction: Off market Grant of
                               Share Appreciation
                               Rights, Performance
                               Shares, Restricted
                               Shares and Matching
                               Performance Shares

    Periods of vesting: Share Appreciation
                               Rights vest in equal
                               thirds on the third,
                               fourth and fifth
                               anniversary of the
                               allocation. Performance
                               shares, Restricted
                               Shares and Matching

Performance Shares vest
after three years.

Date:	15 November 2011
Class of securities:	Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
Strike price:	R104,79
Number of Share Appreciation Rights allocated:	5,361
Number of Performance Shares allocated:	17,482
Number of Restricted Shares:	8,000
Number of Matching Performance Shares:	1,600
Nature and extent of director's Interest:	Direct beneficial

4.
Name of director:	F Abbott (Executive Director)
Company:	Harmony Gold Mining Company Limited
Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance

shares, Restricted
Shares and Matching
Performance Shares vest
after three years.

	Date:	15 November 2011
	Class of securities:	Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
	Strike price:	R104,79
	Number of Share Appreciation Rights allocated:	6,585
	Number of Performance Shares allocated:	21,472
	Number of Restricted Shares:	8,000
	Number of Matching Performance Shares:	1,600
	Nature and extent of director's Interest:	Direct beneficial
5.	Name of director:	A Pretorius (Director of major subsidiary company)
	Company:	Harmony Gold Mining Company Limited
	Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
	Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth

anniversary of the allocation. Performance shares, Restricted Shares and Matching Performance Shares vest after three years.

Date:	15 November 2011
Class of securities:	Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
Strike price:	R104,79
Number of Share Appreciation Rights allocated:	5,361
Number of Performance Shares allocated:	17,482
Number of Restricted Shares:	8,000
Number of Matching Performance Shares:	1,600
Nature and extent of director's Interest:	Direct beneficial

6.
Name of director:	CT Smith (Director of major subsidiary company)
Company:	Harmony Gold Mining Company Limited
Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares

Periods of vesting: Share Appreciation
                                    Rights vest in equal
                                    thirds on the third,
                                    fourth and fifth
                                    anniversary of the
                                    allocation. Performance
                                    shares, Restricted
                                    Shares and Matching
                                    Performance Shares vest
                                    after three years.

Date: 15 November 2011

Class of securities: Share Appreciation
                                    Rights, Performance
                                    Shares, Restricted
                                    Shares and Matching
                                    Performance Shares

Strike price: R104,79

Number of Share Appreciation
Rights allocated: 5,361

Number of Performance Shares
allocated: 17,482

Number of Restricted Shares: 8,000

Number of Matching
Performance Shares: 1,600

Nature and extent of
director's Interest: Direct beneficial

Prior clearance was obtained in respect of all of the above
dealings by the directors.

Johannesburg, South Africa
16 November 2011

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 17, 2011


Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director
